TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2017

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2017

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 35 thousand units, or 0.5%, to 6,678 thousand units in FY2018 first nine months (the nine months ended December 31, 2017) compared with FY2017 first nine months (the nine months ended December 31, 2016). Vehicle unit sales in Japan increased by 26 thousand units, or 1.7%, to 1,639 thousand units in FY2018 first nine months compared with FY2017 first nine months. Overseas vehicle unit sales increased by 9 thousand units, or 0.2%, to 5,039 thousand units in FY2018 first nine months compared with FY2017 first nine months.

The results of operations for FY2018 first nine months were as follows:

Net revenues	21,796.9 billion yen	(an increase of 1,642.2 billion yen or 8.1% compared with FY2017 first nine months)

Operating income	1,770.1 billion yen	(an increase of 214.7 billion yen or 13.8% compared with FY2017 first nine months)

Income before income taxes and equity in earnings of affiliated companies	2,003.1 billion yen	(an increase of 239.0 billion yen or 13.6% compared with FY2017 first nine months)

Net income attributable to Toyota Motor Corporation	2,013.1 billion yen	(an increase of 580.4 billion yen or 40.5% compared with FY2017 first nine months)

The changes in operating income and loss were as follows:

Effects of marketing activities	a decrease of 155.0 billion yen

Effects of changes in exchange rates	an increase of 295.0 billion yen

Cost reduction efforts	an increase of 135.0 billion yen

Increase in expenses and others	a decrease of 85.0 billion yen

Other	an increase of 24.7 billion yen

Note:

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates”.

Net income attributable to Toyota Motor Corporation for the first nine months ended December 31, 2017 includes reduction in income taxes of 291.9 billion yen, which is mainly attributable to the reversal of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2017

Segment operating results

(i) Automotive:

Net revenues for the automotive operations increased by 1,192.2 billion yen, or 6.5%, to 19,599.7 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 161.4 billion yen, or 12.2%, to 1,481.5 billion yen in FY2018 first nine months compared with FY2017 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 163.1 billion yen, or 12.1%, to 1,510.1 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 32.4 billion yen, or 16.7%, to 227.3 billion yen in FY2018 first nine months compared with FY2017 first nine months. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 341.0 billion yen, or 42.2%, to 1,149.9 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 17.4 billion yen, or 39.9%, to 61.2 billion yen in FY2018 first nine months compared with FY2017 first nine months.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2017

Geographic information

(i) Japan:

Net revenues in Japan increased by 988.4 billion yen, or 9.2%, to 11,741.3 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 417.1 billion yen, or 60.1%, to 1,111.1 billion yen in FY2018 first nine months compared with FY2017 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 440.3 billion yen, or 5.8%, to 8,029.0 billion yen in FY2018 first nine months compared with FY2017 first nine months. However, operating income decreased by 204.1 billion yen, or 53.5%, to 177.7 billion yen in FY2018 first nine months compared with FY2017 first nine months. The decrease in operating income was mainly due to the increase in sales expenses, and decreases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 410.8 billion yen, or 21.6%, to 2,312.0 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 8.4 billion yen, or 16.1%, to 61.1 billion yen in FY2018 first nine months compared with FY2017 first nine months.

(iv) Asia:

Net revenues in Asia increased by 263.1 billion yen, or 7.4%, to 3,825.9 billion yen in FY2018 first nine months compared with FY2017 first nine months. However, operating income decreased by 9.5 billion yen, or 2.8%, to 337.8 billion yen in FY2018 first nine months compared with FY2017 first nine months.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 247.4 billion yen, or 15.4%, to 1,854.0 billion yen in FY2018 first nine months compared with FY2017 first nine months, and operating income increased by 26.3 billion yen, or 34.2%, to 103.3 billion yen in FY2018 first nine months compared with FY2017 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, and the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and December 31, 2017

	Yen in millions
	March 31, 2017	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,746,661
Time deposits	1,082,654	1,201,816
Marketable securities	1,821,598	1,842,324
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	2,093,532
Finance receivables, net	6,196,649	6,581,503
Other receivables	436,867	478,370
Inventories	2,388,617	2,542,307
Prepaid expenses and other current assets	796,297	1,018,119

Total current assets	17,833,695	18,504,632

Noncurrent finance receivables, net	9,012,222	9,836,902
Investments and other assets:
Marketable securities and other securities investments	7,679,928	8,163,840
Affiliated companies	2,845,639	3,071,841
Employees receivables	25,187	23,292
Other	1,156,406	1,152,631

Total investments and other assets	11,707,160	12,411,604

Property, plant and equipment:
Land	1,379,991	1,390,339
Buildings	4,470,996	4,652,591
Machinery and equipment	11,357,340	11,695,766
Vehicles and equipment on operating leases	5,966,579	6,267,680
Construction in progress	474,188	493,638

Total property, plant and equipment, at cost	23,649,094	24,500,014

Less – Accumulated depreciation	(13,451,985)	(14,036,690)

Total property, plant and equipment, net	10,197,109	10,463,324

Total assets	48,750,186	51,216,462

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and December 31, 2017

	Yen in millions
	March 31, 2017	December 31, 2017
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,551,126
Current portion of long-term debt	4,290,449	4,321,512
Accounts payable	2,566,382	2,308,305
Other payables	936,938	901,679
Accrued expenses	3,137,827	3,044,969
Income taxes payable	223,574	305,934
Other current liabilities	1,210,113	1,358,981

Total current liabilities	17,318,965	17,792,506

Long-term liabilities:
Long-term debt	9,911,596	10,491,838
Accrued pension and severance costs	905,070	919,929
Deferred income taxes	1,423,726	1,291,030
Other long-term liabilities	521,876	550,768

Total long-term liabilities	12,762,268	13,253,565

Total liabilities	30,081,233	31,046,071

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and December 31, 2017 issued: 47,100,000 shares at March 31, 2017 and December 31, 2017	485,877	488,902

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and December 31, 2017 issued: 3,262,997,492 shares at March 31, 2017 and December 31, 2017	397,050	397,050
Additional paid-in capital	484,013	487,954
Retained earnings	17,601,070	18,984,330
Accumulated other comprehensive income (loss)	640,922	970,779
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 324,695,986 shares at December 31, 2017	(1,608,243)	(1,843,625)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,996,488

Noncontrolling interests	668,264	685,001

Total shareholders’ equity	18,183,076	19,681,489

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	51,216,462

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2017

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2016	For the first nine months ended December 31, 2017
Net revenues:
Sales of products	18,833,706	20,335,530
Financing operations	1,321,014	1,461,444

Total net revenues	20,154,720	21,796,974

Costs and expenses:
Cost of products sold	15,693,468	16,859,814
Cost of financing operations	864,850	954,418
Selling, general and administrative	2,040,951	2,212,556

Total costs and expenses	18,599,269	20,026,788

Operating income	1,555,451	1,770,186

Other income (expense):
Interest and dividend income	129,644	148,661
Interest expense	(19,588)	(20,049)
Foreign exchange gain, net	42,536	73,755
Other income (loss), net	56,029	30,560

Total other income (expense)	208,621	232,927

Income before income taxes and equity in earnings of affiliated companies	1,764,072	2,003,113

Provision for income taxes	525,244	278,309
Equity in earnings of affiliated companies	258,002	358,851

Net income	1,496,830	2,083,655

Less – Net income attributable to noncontrolling interests	(64,126)	(70,478)

Net income attributable to Toyota Motor Corporation	1,432,704	2,013,177

Note:

Net income attributable to common shareholders for the first nine months ended December 31, 2017 and 2016 is 2,003,958 million yen and 1,425,357 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 9,219 million yen and 7,347 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	472.31	677.95

Diluted	467.35	670.31

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2017

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2016	For the first nine months ended December 31, 2017
Net income	1,496,830	2,083,655
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	9,033	123,885
Unrealized gains (losses) on securities	94,912	213,341
Pension liability adjustments	14,890	7,202

Total other comprehensive income (loss)	118,835	344,428

Comprehensive income	1,615,665	2,428,083

Less – Comprehensive income attributable to noncontrolling interests	(69,935)	(85,049)

Comprehensive income attributable to Toyota Motor Corporation	1,545,730	2,343,034

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2017

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2016	For the third quarter ended December 31, 2017
Net revenues:
Sales of products	6,617,000	7,101,556
Financing operations	467,187	504,211

Total net revenues	7,084,187	7,605,767

Costs and expenses:
Cost of products sold	5,636,630	5,869,991
Cost of financing operations	331,037	328,159
Selling, general and administrative	677,934	733,972

Total costs and expenses	6,645,601	6,932,122

Operating income	438,586	673,645

Other income (expense):
Interest and dividend income	49,890	55,899
Interest expense	(8,475)	(6,508)
Foreign exchange gain, net	70,443	19,936
Other income (loss), net	37,094	7,968

Total other income (expense)	148,952	77,295

Income before income taxes and equity in earnings of affiliated companies	587,538	750,940

Provision for income taxes	170,320	(95,938)
Equity in earnings of affiliated companies	89,607	123,808

Net income	506,825	970,686

Less – Net income attributable to noncontrolling interests	(20,294)	(28,837)

Net income attributable to Toyota Motor Corporation	486,531	941,849

Note:

Net income attributable to common shareholders for the third quarter ended December 31, 2017 and 2016 is 938,776 million yen and 484,082 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	161.26	319.01

Diluted	159.54	314.99

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the third quarter ended December 31, 2017

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2016	For the third quarter ended December 31, 2017
Net income	506,825	970,686
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	563,916	47,759
Unrealized gains (losses) on securities	286,339	39,293
Pension liability adjustments	15,604	3,205

Total other comprehensive income (loss)	865,859	90,257

Comprehensive income	1,372,684	1,060,943

Less – Comprehensive income attributable to noncontrolling interests	(61,567)	(36,559)

Comprehensive income attributable to Toyota Motor Corporation	1,311,117	1,024,384

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2017

	Yen in millions
	For the first nine months ended December 31, 2016	For the first nine months ended December 31, 2017
Cash flows from operating activities:
Net income	1,496,830	2,083,655
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,174,743	1,280,923
Provision for doubtful accounts and credit losses	66,522	57,317
Pension and severance costs, less payments	28,370	10,990
Losses on disposal of fixed assets	20,493	29,293
Unrealized losses on available-for-sale securities, net	5,885	389
Deferred income taxes	33,654	(200,218)
Equity in earnings of affiliated companies	(258,002)	(358,851)
Changes in operating assets and liabilities, and other	(407,207)	(59,617)

Net cash provided by operating activities	2,161,288	2,843,881

Cash flows from investing activities:
Additions to finance receivables	(10,055,887)	(11,310,609)
Collection of and proceeds from sales of finance receivables	9,491,446	10,494,113
Additions to fixed assets excluding equipment leased to others	(860,918)	(871,349)
Additions to equipment leased to others	(1,749,248)	(1,750,068)
Proceeds from sales of fixed assets excluding equipment leased to others	25,175	46,658
Proceeds from sales of equipment leased to others	917,723	889,071
Purchases of marketable securities and security investments	(1,809,606)	(2,190,010)
Proceeds from sales of and maturity of marketable securities and security investments	1,400,215	1,927,388
Changes in investments and other assets, and other	481,892	(144,938)

Net cash used in investing activities	(2,159,208)	(2,909,744)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,218,047	3,547,901
Payments of long-term debt	(2,844,726)	(3,315,773)
Increase in short-term borrowings	560,094	477,968
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(634,476)	(620,698)
Dividends paid to noncontrolling interests	(62,297)	(63,727)
Reissuance (repurchase) of treasury stock, and other	(610,112)	(233,260)

Net cash used in financing activities	(377,167)	(213,783)

Effect of exchange rate changes on cash and cash equivalents	(13,555)	31,232

Net decrease in cash and cash equivalents	(388,642)	(248,414)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	2,550,786	2,746,661

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2017, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2017. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota currently plans to adopt the modified retrospective method of adoption from the fiscal year beginning April 1, 2018. Toyota’s current efforts to this end include the identification of revenue within the scope of this guidance, as well as the evaluation of revenue contracts. Toyota continues to assess the impact of adoption of this guidance on its consolidated financial statements and related disclosure.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance will require that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It will also require entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2016 and 2017, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2017 and December 31, 2017:

	Yen in millions
	March 31, 2017	December 31, 2017
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	1,660
Investments and other assets - Other	662	518

Total	662	2,178

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	61,946	51,115
Investments and other assets - Other	168,292	152,559

Total	230,238	203,674

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	12,357	4,996
Investments and other assets - Other	164	—

Total	12,521	4,996

Total derivative assets	243,421	210,848
Counterparty netting	(84,883)	(87,834)
Collateral received	(60,021)	(76,261)

Carrying value of derivative assets	98,517	46,753

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(64)	(331)
Other long-term liabilities	—	—

Total	(64)	(331)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(67,091)	(41,658)
Other long-term liabilities	(158,383)	(113,458)

Total	(225,474)	(155,116)

Foreign exchange forward and option contracts
Other current liabilities	(19,919)	(18,037)
Other long-term liabilities	—	—

Total	(19,919)	(18,037)

Total derivative liabilities	(245,457)	(173,484)
Counterparty netting	84,883	87,834
Collateral posted	122,231	47,441

Carrying value of derivative liabilities	(38,343)	(38,209)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2017 and December 31, 2017:

	Yen in millions
	March 31, 2017		December 31, 2017
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	40,837	19,459,677	41,132	20,786,269
Foreign exchange forward and option contracts	—	2,772,741	—	2,462,249

Total	40,837	22,232,418	41,132	23,248,518

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2016 and 2017:

	Yen in millions
	For the first nine months ended December 31, 2016		For the first nine months ended December 31, 2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(2,044)	2,679	(1,050)	1,502
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(54,937)		52,029
Foreign exchange gain (loss), net	(5,753)		25,340
Foreign exchange forward and option contracts
Cost of financing operations	10,441		(6,157)
Foreign exchange gain (loss), net	(27,457)		14,118

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2016		For the third quarter ended December 31, 2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(5,948)	6,583	(287)	429
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(72,713)		4,949
Foreign exchange gain (loss), net	(2,042)		10,194
Foreign exchange forward and option contracts
Cost of financing operations	6,776		2,686
Foreign exchange gain (loss), net	(151,746)		13,871

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2017 is ¥6,472 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2017 is ¥24,925 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥6,472 million as of December 31, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2017 is ¥2,784,208 million. Liabilities for guarantees totaling ¥6,303 million have been provided as of December 31, 2017. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time to time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provided for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In August 2017, the DPA and the monitorship terminated, and in October 2017, the criminal charge that had been filed in connection with the DPA was dismissed.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia and Israel, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the SDNY’s Civil Division on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2016 and 2017.

Segment operating results -

For the first nine months ended December 31, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	18,371,493	1,321,014	462,213	—	20,154,720
Inter-segment sales and transfers	36,062	25,951	346,694	(408,707)	—

Total	18,407,555	1,346,965	808,907	(408,707)	20,154,720
Operating expenses	17,087,435	1,152,071	765,151	(405,388)	18,599,269

Operating income	1,320,120	194,894	43,756	(3,319)	1,555,451

For the first nine months ended December 31, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	19,566,012	1,461,444	769,518	—	21,796,974
Inter-segment sales and transfers	33,752	48,665	380,396	(462,813)	—

Total	19,599,764	1,510,109	1,149,914	(462,813)	21,796,974
Operating expenses	18,118,187	1,282,753	1,088,688	(462,840)	20,026,788

Operating income	1,481,577	227,356	61,226	27	1,770,186

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,456,333	467,187	160,667	—	7,084,187
Inter-segment sales and transfers	13,213	8,814	115,388	(137,415)	—

Total	6,469,546	476,001	276,055	(137,415)	7,084,187
Operating expenses	6,086,786	433,303	259,528	(134,016)	6,645,601

Operating income	382,760	42,698	16,527	(3,399)	438,586

For the third quarter ended December 31, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,852,678	504,211	248,878	—	7,605,767
Inter-segment sales and transfers	10,200	8,326	132,183	(150,709)	—

Total	6,862,878	512,537	381,061	(150,709)	7,605,767
Operating expenses	6,293,833	429,902	356,320	(147,933)	6,932,122

Operating income	569,045	82,635	24,741	(2,776)	673,645

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first nine months ended December 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,259,928	7,452,000	1,803,043	3,191,618	1,448,131	—	20,154,720
Inter-segment sales and transfers	4,492,980	136,646	98,139	371,166	158,411	(5,257,342)	—

Total	10,752,908	7,588,646	1,901,182	3,562,784	1,606,542	(5,257,342)	20,154,720
Operating expenses	10,058,874	7,206,709	1,848,509	3,215,329	1,529,533	(5,259,685)	18,599,269

Operating income	694,034	381,937	52,673	347,455	77,009	2,343	1,555,451

For the first nine months ended December 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,685,214	7,864,054	2,136,349	3,359,289	1,752,068	—	21,796,974
Inter-segment sales and transfers	5,056,154	164,959	175,716	466,615	101,968	(5,965,412)	—

Total	11,741,368	8,029,013	2,312,065	3,825,904	1,854,036	(5,965,412)	21,796,974
Operating expenses	10,630,214	7,851,262	2,250,917	3,488,032	1,750,658	(5,944,295)	20,026,788

Operating income	1,111,154	177,751	61,148	337,872	103,378	(21,117)	1,770,186

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,140,723	2,666,594	636,765	1,133,692	506,413	—	7,084,187
Inter-segment sales and transfers	1,631,768	45,657	38,500	127,522	53,517	(1,896,964)	—

Total	3,772,491	2,712,251	675,265	1,261,214	559,930	(1,896,964)	7,084,187
Operating expenses	3,563,166	2,641,573	657,117	1,136,550	535,772	(1,888,577)	6,645,601

Operating income	209,325	70,678	18,148	124,664	24,158	(8,387)	438,586

For the third quarter ended December 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,345,384	2,746,735	732,916	1,186,942	593,790	—	7,605,767
Inter-segment sales and transfers	1,827,763	53,078	59,342	154,558	22,425	(2,117,166)	—

Total	4,173,147	2,799,813	792,258	1,341,500	616,215	(2,117,166)	7,605,767
Operating expenses	3,702,512	2,766,675	768,907	1,217,874	583,180	(2,107,026)	6,932,122

Operating income	470,635	33,138	23,351	123,626	33,035	(10,140)	673,645

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first nine months ended December 31, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	7,448,786	1,655,004	3,260,625	2,939,485	15,303,900
Consolidated sales	—	—	—	—	20,154,720
Ratio of overseas sales to consolidated sales	37.0%	8.2%	16.1%	14.6%	75.9%

For the first nine months ended December 31, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	7,885,400	1,976,313	3,527,559	3,168,770	16,558,042
Consolidated sales	—	—	—	—	21,796,974
Ratio of overseas sales to consolidated sales	36.2%	9.1%	16.2%	14.5%	76.0%

For the third quarter ended December 31, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,666,168	589,961	1,191,481	993,935	5,441,545
Consolidated sales	—	—	—	—	7,084,187
Ratio of overseas sales to consolidated sales	37.7%	8.3%	16.8%	14.0%	76.8%

For the third quarter ended December 31, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,756,805	676,470	1,234,874	1,108,436	5,776,585
Consolidated sales	—	—	—	—	7,605,767
Ratio of overseas sales to consolidated sales	36.3%	8.9%	16.2%	14.6%	76.0%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2016 and 2017 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first nine months ended December 31, 2016
Net income attributable to Toyota Motor Corporation	1,432,704
Accretion to Mezzanine equity	(3,637)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,710)

Basic net income attributable to Toyota Motor Corporation per common share	1,425,357	3,017,815	472.31
Effect of dilutive securities
Model AA Class Shares	7,347	47,100
Assumed exercise of dilutive stock options	(6)	653

Diluted net income attributable to Toyota Motor Corporation per common share	1,432,698	3,065,568	467.35

For the first nine months ended December 31, 2017
Net income attributable to Toyota Motor Corporation	2,013,177
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(5,581)

Basic net income attributable to Toyota Motor Corporation per common share	2,003,958	2,955,907	677.95
Effect of dilutive securities
Model AA Class Shares	9,219	47,100
Assumed exercise of dilutive stock options	(5)	335

Diluted net income attributable to Toyota Motor Corporation per common share	2,013,172	3,003,342	670.31

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the third quarter ended December 31, 2016
Net income attributable to Toyota Motor Corporation	486,531
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,237)

Basic net income attributable to Toyota Motor Corporation per common share	484,082	3,001,782	161.26
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	678

Diluted net income attributable to Toyota Motor Corporation per common share	486,529	3,049,560	159.54

For the third quarter ended December 31, 2017
Net income attributable to Toyota Motor Corporation	941,849
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,860)

Basic net income attributable to Toyota Motor Corporation per common share	938,776	2,942,737	319.01
Effect of dilutive securities
Model AA Class Shares	3,073	47,100
Assumed exercise of dilutive stock options	(2)	270

Diluted net income attributable to Toyota Motor Corporation per common share	941,847	2,990,107	314.99

On May 10, 2017, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥327,219 million, ¥110 per common share, to common shareholders effective on May 25, 2017. On November 7, 2017, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥293,478 million, ¥100 per common share, to common shareholders effective on November 27, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2017. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	41,876	891,606	—	933,482
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,797,499	1,079,385	8,947	5,885,831
Common stocks	2,686,934	—	—	2,686,934
Other	18,191	73,246	—	91,437
Investments measured at net asset value	—	—	—	735,131
Derivative financial instruments	—	243,334	87	243,421

Total	7,544,500	2,887,571	9,034	11,176,236

Liabilities
Derivative financial instruments	—	(237,848)	(7,609)	(245,457)

Total	—	(237,848)	(7,609)	(245,457)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	48,212	608,459	—	656,671
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,860,367	1,463,317	9,294	6,332,978
Common stocks	2,962,604	—	—	2,962,604
Other	7,889	54,021	—	61,910
Investments measured at net asset value	—	—	—	521,393
Derivative financial instruments	—	210,822	26	210,848

Total	7,879,072	2,936,619	9,320	11,346,404

Liabilities
Derivative financial instruments	—	(173,280)	(204)	(173,484)

Total	—	(173,280)	(204)	(173,484)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds as well as U.S., European and other bonds represent 28% and 72% (as of March 31, 2017) and 17% and 83% (as of December 31, 2017) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 92% and 87% of common stocks as of March 31, 2017 and December 31, 2017, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2016 and 2017 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2016 and 2017 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	9,033	135,367	6,891	151,291
Reclassifications	—	(40,455)	7,999	(32,456)

Other comprehensive income (loss), net of tax	9,033	94,912	14,890	118,835
Less – Other comprehensive income attributable to noncontrolling interests	5,942	(12,968)	1,217	(5,809)
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at December 31, 2016	(492,706)	1,515,949	(301,675)	721,568

For the first nine months ended December 31, 2017
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications	129,130	231,588	2,362	363,080
Reclassifications	(5,245)	(18,247)	4,840	(18,652)

Other comprehensive income (loss), net of tax	123,885	213,341	7,202	344,428
Less – Other comprehensive income attributable to noncontrolling interests	(10,927)	(3,562)	(82)	(14,571)

Balance at December 31, 2017	(447,150)	1,635,782	(217,853)	970,779

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2016	For the first nine months ended December 31, 2017	Affected line items in the consolidated statements of income
Foreign currency translation adjustments:
	—	(5,245)	Other income (loss), net

	—	(5,245)	Income before income taxes and equity in earnings of affiliated companies

	—	(5,245)	Net income

Unrealized gains (losses) on securities:
	(25,546)	(5,015)	Financing operations
	(1,181)	(18,387)	Foreign exchange gain, net
	(39,581)	(3,014)	Other income (loss), net

	(66,308)	(26,416)	Income before income taxes and equity in earnings of affiliated companies
	26,124	8,174	Provision for income taxes
	(271)	(5)	Equity in earnings of affiliated companies

	(40,455)	(18,247)	Net income

Pension liability adjustments:
Recognized net actuarial loss	14,973	9,573	*1
Amortization of prior service costs	(2,889)	(2,860)	*1

	12,084	6,713	Income before income taxes and equity in earnings of affiliated companies
	(4,085)	(1,873)	Provision for income taxes

	7,999	4,840	Net income

Total reclassifications, net of tax	(32,456)	(18,652)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.